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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                           General Binding Corporation
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                                (Name of Issuer)

                    Common Stock, Par Value $0.125 Per Share
                Class B Common Stock, par value $0.125 per share
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                         (Title of Class of Securities)

                                   369154 10 9
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                                 (CUSIP Number)

                                 March 15, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO. 369154 10 9                    13G                   Page 2 of 5 Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Lane Industries, Inc.
        36-2668230
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  2.    Check the Appropriate Box if a Member of a Group* (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        Delaware
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     Number of             5.      Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      9,873,237** (See Item 4)
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     9,873,237**
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        9,873,237**
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 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        60.5% (the Reporting Person beneficially owns 100% of the Class B Common Stock and 53.7% of the Common Stock for a combined total of approximately 60.5% of the Issuer's outstanding classes of stock and approximately 87.1% of their combined voting power).

--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes 7,474,962 shares of the Issuer's common stock, par value $0.125 per share (the "Common Stock") and 2,398,275 shares of the Issuer's Class B common stock, par value $0.125 per share (the "Class B Common Stock"), which have fifteen votes per share on all matters and convert into shares of Common Stock upon transfer at a ratio of 1-for-1.

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                                                               Page 3 of 5 Pages


ITEM 1.           (a)      NAME OF ISSUER:

                           General Binding Corporation ("Issuer")

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           1 GBC Plaza
                           Northbrook, Illinois 60062

ITEM 2.           (a)      NAME OF PERSON FILING:

                           Lane Industries, Inc. ("Lane")

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                           One Lane Center
                           Northbrook, Illinois 60062

                  (c)      CITIZENSHIP:

                           Lane is a corporation incorporated under the laws of the State of Delaware.

                  (d)      TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $0.125 per share.

                           Class B Common Stock, par value $0.125 per share.

                  (e)      CUSIP NUMBER:

                           369154 10 9


ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
                  OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


                  This Statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c).

ITEM 4.           OWNERSHIP:

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           9,873,237 shares (including 7,474,962 shares of Common Stock and 2,398,275 shares of Class B Common Stock).

                  (b)      PERCENT OF CLASS:

                           60.5% (including 7,474,962 shares of Common Stock and 2,398,275 shares of Class B Common Stock), based upon 16,309,761 shares of Common Stock (including Class B Common Stock) issued and outstanding as of February 28, 2005.

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                                    0


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                                                               Page 4 of 5 Pages

                           (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                           9,873,237 shares. This includes 100% of the Class B Common Stock and 53.7% of the Common Stock and approximately 87.1% of the combined voting power.

                           On March 15, 2005, (i) Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Fortune Brands, Inc. ("Fortune"), ACCO World Corporation ("ACCO") and Gemini Acquisition Sub, Inc. ("Gemini") and (ii) Lane entered into a Voting Agreement (the "Voting Agreement") with Fortune and ACCO. Pursuant to the Voting Agreement, Lane agreed to vote all of its shares of Common Stock and Class B Common Stock in favor of the Merger Agreement, the merger of Gemini with and into Issuer, with Issuer surviving (the "Merger"), and any other transactions contemplated by the Merger Agreement. Lane also agreed to vote all of its shares of Common Stock and Class B Common Stock against any action that would reasonably be expected to be a breach by Issuer of the Merger Agreement and against any action that would reasonably be expected to adversely affect or delay the Merger. Pursuant to the Voting Agreement, Lane granted an irrevocable proxy to Fortune's designees to vote as set forth above, but retained the right to vote its shares of Common Stock and Class B Common Stock on such matters so long as Lane's vote is in accordance with the Voting Agreement.

                           As a result of the Voting Agreement, Lane may be deemed to share with Fortune or ACCO the power to vote or direct the vote of the Common Stock and Class B Common Stock. However, neither Fortune nor ACCO is entitled to any rights as a stockholder of the Issuer and each of Fortune and ACCO expressly disclaimed beneficial ownership of the Common Stock and Class B Common Stock.

                           (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                           9,873,237 shares (including the Common Stock and the Class B Common Stock).

                           (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                    0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATION.

                  Not Applicable.



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                                                               Page 5 of 5 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         LANE INDUSTRIES, INC.

Dated: May 5, 2005                       By: /s/ Arthur J. Schiller
                                             -----------------------------------
                                             Arthur J. Schiller
                                             Senior Vice President, Secretary
                                               and General Counsel